American International Group, Inc., and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

Years Ended December 31, (in millions, except ratios)	2010	2009	2008	2007	2006

Earnings:
Pre-tax income (loss)(a):	$17,936	$(13,990)	$(103,056)	$4,697	$16,300
Add – Fixed charges	8,812	16,592	20,456	11,470	9,062

Adjusted Pre-tax income	26,748	2,602	(82,600)	16,167	25,362

Fixed charges:
Interest expense	$7,613	$15,136	$17,665	$4,553	$3,715
Portion of rent expense representing interest	196	244	299	257	219
Interest credited to policy and contract holders	1,002	1,212	2,492	6,660	5,128

Total fixed charges	$8,812	$16,592	$20,456	$11,470	$9,062

Preferred stock dividend requirements	$-	$1,204	$400	$-	$-
Total fixed charges and preferred stock dividend requirements	$8,812	$17,796	$20,856	$11,470	$9,062
Total fixed charges, excluding interest credited to policy
and contract holders	$7,809	$15,380	$17,964	$4,810	$3,934

Ratio of earnings to fixed charges:
Ratio	3.03	n/a	n/a	1.41	2.80
Coverage deficiency	n/a	(13,990)	(103,056)	n/a	n/a

Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	3.03	n/a	n/a	1.41	2.80
Coverage deficiency	n/a	(15,194)	(103,456)	n/a	n/a

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b) :
Ratio	3.42	n/a	n/a	3.36	6.45
Coverage deficiency	n/a	(12,778)	(100,564)	n/a	n/a

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

400            AIG 2010 Form 10-K